SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

Capital Product Partners L.P.
(Name of Issuer)

Common units, representing limited partner interests
(Title of Class of Securities)

Y11082107
(CUSIP Number)

Petros Christodoulou
Capital Maritime & Trading Corp.
3 Iassonos Street
Piraeus, 18537, Greece
Tel: +30 210 458-4950

with a copy to:

Jay Clayton
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Tel: (212) 558-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2014
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y11082107	Page 2 of 11

1	NAME OF REPORTING PERSON

Capital Maritime & Trading Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

None
	8	SHARED VOTING POWER:

15,432,141 Common Units (1)
	9	SOLE DISPOSITIVE POWER:

None
	10	SHARED DISPOSITIVE POWER:

15,432,141 Common Units (1)
11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

15,432,141 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8% (2)
14	TYPE OF REPORTING PERSON

CO

_______________
(1)  Upon the closing of Capital Product Partners L.P.’s (the “Issuer”) initial public offering on April 3, 2007 (the “Offering”) of common units (“Common Units”) representing limited partner interests in the Issuer, Capital Maritime & Trading Corp. (“Capital Maritime”) beneficially owned 8,805,522 subordinated units of the Issuer.  In addition, Capital Maritime owns 100% of Capital GP L.L.C., the general partner of the Issuer (the “General Partner”).  The General Partner has a 2% general partner interest in the Issuer (1.8% on a fully-diluted basis) and incentive distribution rights, which represent the right to receive an increasing percentage of quarterly distributions in excess of specified amounts.  Capital Maritime is the indirect beneficial owner of the General Partner’s interest in the Issuer and its incentive distribution rights.  The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

CUSIP No. Y11082107	Page 3 of 11

As described in the Issuer’s Amendments to Schedule 13D filed on April 30, 2008, February 26, 2009 and May 9, 2011, Capital Maritime increased these holdings such that it owned an aggregate of 18,262,651 Common Units as of September 29, 2011.

As described in the Issuer’s Amendment to Schedule 13D filed on October 29, 2011, in connection with the acquisition of Crude Carriers Corp. (the “Merger”), pursuant to that certain Agreement and Plan of Merger dated as of May 5, 2011, by and among Crude Carriers Corp., the Issuer, the General Partner and Poseidon Project Corp., the Issuer issued an aggregate of 24,967,240 Common Units to the shareholders of Crude Carriers Corp. as merger consideration.  After the consummation of the Merger, in order for the General Partner to maintain a 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of 499,346 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 499,346 general partner units (the Common Units contributed by the General Partner to the Issuer having subsequently been canceled), such that Capital Maritime owned an aggregate of 17,763,305 Common Units as of October 5, 2011.

As described in the Issuer’s Amendments to Schedule 13D filed on May 31, 2012 and June 13, 2012, the Issuer issued 3,433,333 Class B Convertible Preferred Units (the “Class B Units”) to Capital Maritime pursuant to the Class B Convertible Preferred Unit Subscription Agreements dated as of May 11, 2012 and June 6, 2012, respectively, by and among the Issuer and the respective purchasers named therein.

As described in the Issuer’s Amendment to Schedule 13D filed on March 29, 2013, the Issuer issued 307,576 Class B Units to Capital Maritime on March 19, 2013 and 307,575 Class B Units to Capital Maritime on March 26, 2013 pursuant to the Class B Convertible Preferred Unit Subscription Agreement, dated as of March 15, 2013, by and among the Issuer and the respective purchasers named therein.

In connection with a public offering of the Issuer’s Common Units, which closed on August 13, 2013, the Issuer issued 279,286 Common Units to the General Partner for $9.25 per Common Unit.  Shortly after the closing of this offering, in order for the General Partner to maintain a 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of 349,700 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for 349,700 general partner units (the Common Units contributed by the General Partner to the Issuer having subsequently been canceled), such that Capital Maritime owned an aggregate of 17,692,891 Common Units as of August 19, 2013.

The Issuer issued an aggregate of 17,250,000 of its Common Units in a public offering, issuing and delivering 15,000,000 Common Units on September 8, 2014, and, following the underwriters’ full exercise of their overallotment option, issuing and delivering an additional 2,250,000 Common Units on September 22, 2014 (the “Public Offering”).  In conjunction with the Public Offering, and with a portion of the net proceeds the Issuer received therefrom, the Issuer repurchased 5,950,610 Common Units from Capital Maritime (the “Repurchased Units”) pursuant to the Purchase Agreement, dated as of September 3, 2014, between the Issuer and Capital Maritime.  The Issuer subsequently canceled all of the Repurchased Units.

On September 9, 2014, Capital Maritime converted the 4,048,484 Class B Units that it owned into an equivalent number of Common Units (the “Conversion”).  Each Class B Unit is convertible at the option of the holder pursuant to the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.

In September 2014, in order for the General Partner to maintain a 2% general partner interest in the Issuer, Capital Maritime made a capital contribution of an aggregate of 358,624 Common Units to the General Partner, which the General Partner then contributed to the Issuer in exchange for an aggregate of 358,624 general partner units, the Common Units contributed by the General Partner to the Issuer having subsequently been canceled (the “September 2014 GP Unit Exchange”), such that Capital Maritime owned an aggregate of 15,432,141 Common Units following the September 2014 GP Unit Exchange.

CUSIP No. Y11082107	Page 4 of 11

(2)  The percentages reported in this Schedule 13D are calculated using a denominator of 104,079,960, the sum of 88,990,710, or the number of Common Units outstanding prior to the Public Offering, plus 17,250,000 Common Units issued in connection with the Public Offering, 4,048,484 Common Units Capital Maritime received upon its conversion of an equivalent number of Class B Units in connection with the Conversion, and 100,000 Common Units that an unaffiliated holder of Class B Units received upon such holder’s conversion of an equivalent number of such Class B Units, less the 5,950,610 Repurchased Units and 358,624 Common Units contributed by Capital Maritime to the Issuer pursuant to the September 2014 GP Unit Exchange.

CUSIP No. Y11082107	Page 5 of 11

1	NAME OF REPORTING PERSON

Crude Carriers Investments Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Republic of The Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

None
	8	SHARED VOTING POWER:

3,284,210 Common Units (1)
	9	SOLE DISPOSITIVE POWER:

None
	10	SHARED DISPOSITIVE POWER:

3,284,210 Common Units (1)
11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

3,284,210 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2% (2)
14	TYPE OF REPORTING PERSON

CO

_______________
(1)  Represents the number of Common Units Crude Carriers Investments Corp. (“CCIC”) received in exchange for 2,105,263 shares of Class B stock of Crude Carriers Corp. upon consummation of the Merger at the exchange ratio of 1.56.

The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the Common Units held by CCIC.

(2)  The percentages reported in this Schedule 13D are calculated using a denominator of 104,079,960.

CUSIP No. Y11082107	Page 6 of 11

1	NAME OF REPORTING PERSON

Evangelos M. Marinakis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS:

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

None
	8	SHARED VOTING POWER:

18,716,351 Common Units (1)
	9	SOLE DISPOSITIVE POWER:

None
	10	SHARED DISPOSITIVE POWER:

18,716,351 Common Units (1)
11	AGGREGATE AMOUNT OWNED BY EACH BENEFICIALLY REPORTING PERSON

18,716,351 Common Units (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0% (2)
14	TYPE OF REPORTING PERSON

IN

_______________
(1)  Represents the number of Common Units held by CCIC and Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis.  The Marinakis family may be deemed to beneficially own CCIC and Capital Maritime.

(2)  The percentages reported in this Schedule 13D are calculated using a denominator of 104,079,960.

CUSIP No. Y11082107	Page 7 of 11

This Amendment No. 9 amends and supplements the disclosures in Items 3 through 5 and Item 7 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on April 4, 2008, as amended by the amendments to such Schedule 13D filed on March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009 and April 30, 2008, relating to the common units, representing limited partner interests (the “Common Units”), of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On September 9, 2014, Capital Maritime converted the 4,048,484 Class B Convertible Preferred Units (the “Class B Units”) it had previously purchased from the Issuer for an aggregate purchase price of $35,974,992.75 (the “Conversion”).  The Class B Units are convertible at the option of the holder pursuant to the Issuer’s Second Amended and Restated Agreement of Limited Partnership, as amended.  The Class B Units were purchased by Capital Maritime from the Issuer in several tranches, on each of May 11, 2012, June 6, 2012, March 19, 2013 and March 26, 2013.  The Class B Units were converted into an equivalent number of Common Units.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

Capital Maritime effected the Conversion in an effort to further align its interests with the Issuer’s common unitholders.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety by the following:

(a)           Capital Maritime beneficially owns 15,432,141 Common Units, representing 14.8% of the outstanding Common Units of the Issuer.  In addition, Capital Maritime beneficially owns 2,124,081 General Partner Units through its ownership of the General Partner.  Thus, as of September 29, 2014, Capital Maritime beneficially owns 16.5% of 106,204,041 outstanding units of the Issuer, including a 2% interest (1.8% on a fully-diluted basis) through its ownership of the General Partner.

CUSIP No. Y11082107	Page 8 of 11

        CCIC beneficially owns 3,284,210 Common Units, representing 3.2% of the outstanding Common Units of the Issuer.

The Marinakis family, including Evangelos M. Marinakis, beneficially owns, in the aggregate, 18,716,351 Common Units through its beneficial ownership of CCIC and Capital Maritime, representing, in the aggregate, 18.0% of the outstanding Common Units of the Issuer.  In addition, the Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own 2,124,081 General Partner Units through its beneficial ownership of Capital Maritime, which owns the General Partner.  Thus, as of September 29, 2014, Evangelos M. Marinakis may be deemed to beneficially own 19.6% of 106,204,041 outstanding units of the Issuer, including a 2% general partner interest (1.8% on a fully-diluted basis).

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime (1)	15,432,141	14.8%	0	15,432,141	0	15,432,141

CCIC (2)	3,284,210	3.2%	0	3,284,210	0	3,284,210

Evangelos M. Marinakis (1) (2)	18,716,351	18.0%	0	18,716,351	0	18,716,351

__________________
(1)  Capital Maritime shares voting and dispositive power over the 15,432,141 Common Units that it owns with the Marinakis family, including Evangelos M. Marinakis.

(2)  CCIC shares voting and dispositive power over the 3,284,210 Common Units it owns with the Marinakis family, including Evangelos M. Marinakis.

(c)            Except as described herein, Capital Maritime has not engaged in any transactions in the Issuer’s Common Units effected during the past sixty days.

(d)            Except as described in Item 6 below, no other person is known by Capital Maritime to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by Capital Maritime.

(e)             Not applicable.

CUSIP No. Y11082107	Page 9 of 11

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

L.           Purchase Agreement, dated as of September 3, 2014, between the Issuer and Capital Maritime.

CUSIP No. Y11082107	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	September 29, 2014

CAPITAL MARITIME & TRADING CORP.

/s/ Petros Christodoulou
Name: Petros Christodoulou
Title: Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.

/s/ Evangelos G. Bairactaris
Name: Evangelos G. Bairactaris
Title: Director

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

CUSIP No. Y11082107	Page 11 of 11

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Evangelos M. Marinakis Director, President and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
Petros Christodoulou Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece
John C. Palios Director	Gr. J. Timagenis Law Office 57 Notara Street (8th floor) Piraeus, 18535, Greece	Greece
John Xylas Director	Ariston Navigation Corp. 57 Akti Miaouli Piraeus, 18536, Greece	Greece

Directors and Executive Officers of CCIC:

Name and Position	Principal Occupation or Employment and Principal Business Address	Citizenship
Evangelos G. Bairactaris	Law Offices G. E. Bairactaris & Partners 130, Kolokotroni Str., 185 36 - Piraeus, Greece	Greece

EXHIBIT L

EXECUTION VERSION

PURCHASE AGREEMENT

by and between

CAPITAL PRODUCT PARTNERS L.P.

and

CAPITAL MARITIME & TRADING CORP.

Dated as of September 3, 2014

Table of Contents

i

ii

Exhibit A – Wire Transfer Instructions

iii

PURCHASE AGREEMENT

This PURCHASE AGREEMENT, dated as of September 3, 2014 (this “Agreement”), is between CAPITAL PRODUCT PARTNERS L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (“Purchaser”), and CAPITAL MARITIME & TRADING CORP., a corporation organized under the laws of the Republic of the Marshall Islands (“Seller”).

WHEREAS, Seller directly and indirectly owns 17,692,891 Common Units (as defined below);

WHEREAS, simultaneously herewith Purchaser, Capital GP L.L.C., a Marshall Islands limited liability company and the general partner of Purchaser (the “General Partner”), Capital Product Operating L.L.C., a Marshall Islands limited liability company, Crude Carriers Corp., a corporation incorporated under the laws of the Marshall Islands, Crude Carriers Operating Corp., a corporation incorporated under the laws of the Marshall Islands, and Capital Ship Management Corp., a Panama corporation, are entering into an underwriting agreement (the “Underwriting Agreement”) with the representatives of the underwriters selected by Purchaser (the “Underwriters”) pursuant to which Purchaser will issue and sell to the Underwriters for cash in connection with a public offering (the “Public Offering”) 15,000,000 Common Units (the closing of such issuance and sale pursuant to the Underwriting Agreement is hereinafter referred to as the “Public Offering Closing” and the date of such Closing is hereinafter referred to as the “Public Offering Closing Date”), and up to an additional 2,250,000 Common Units pursuant to the Underwriters’ over-allotment option to purchase additional Common Units; and

WHEREAS, in connection with the transactions contemplated by the Underwriting Agreement, Seller desires to sell and transfer to Purchaser, and Purchaser desires to purchase from Seller and Purchaser will thereupon cancel, 5,950,610 Common Units (the “Purchased Units”), on the terms and conditions set forth in this Agreement (such sale and purchase being hereinafter referred to as the “Purchase”).

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

Section 1.01  Definitions

As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person.  For purposes of this definition, “control” (including, with correlative meanings, “controlling”, “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.  Notwithstanding the foregoing, solely for the purposes of this Agreement, Purchaser and its Subsidiaries will not be deemed to be Affiliates of Seller and its Subsidiaries or any of its Affiliates, and vice versa.

        “Agreement” has the meaning set forth in the Preamble of this Agreement.

“Business Day” means Monday through Friday of each week, except for any such day that is a legal holiday recognized as such by the government of the United States of America or the State of New York.

“Closing” has the meaning set forth in the Recitals of this Agreement.

“Closing Date” has the meaning set forth in the Recitals of this Agreement.

“Common Units” means the common units representing limited partner interests in Purchaser.

“Governmental Authority” means, with respect to a particular Person, any country, state, county, city and political subdivision in which such Person or such Person’s property is located or that exercises valid jurisdiction over any such Person or such Person’s property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority that exercises valid jurisdiction over any such Person or such Person’s property.

“Information” shall have the meaning set forth in Section 3.06.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.

“Lien” means any interest in property securing an obligation owed to, or a claim by, a Person, including a Person other than the owner of the property, or restriction on the transfer of the Purchased Units or right of purchase in favor of a Person other than Purchaser, or similar interest, right or restriction, lien or encumbrance, whether such interest is based on Law or contract, and whether such obligation or claim is fixed or contingent, and including but not limited to the lien or security interest arising from a mortgage, encumbrance, pledge, security agreement, conditional sale or trust receipt or a lease, consignment or bailment for security purposes, but does not include any transfer restrictions pursuant to applicable securities Laws. For the purpose of this Agreement other than Section 3.05 or with respect to the Purchased Units, a Person shall be deemed to be the owner of any property that it has acquired or holds subject to a conditional sale agreement, or leases under a financing lease or other arrangement pursuant to which title to the property has been retained by or vested in some other Person in a transaction intended to create a financing.

“Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of Purchaser dated February 22, 2010, as amended from time to time.

“Permits” means any licenses, permits, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Authorities or other Persons necessary for the ownership, leasing, operation, occupancy or use of properties or the conduct of business as currently conducted or proposed to be conducted by any such Person or consummation of the transactions contemplated by this Agreement.

“Person” means any individual, corporation, company, voluntary association, partnership, joint venture, trust, limited liability company, unincorporated organization or Governmental Authority, or any other form of entity.

“Public Offering” has the meaning set forth in the Recitals of this Agreement.

“Public Offering Closing” has the meaning set forth in the Recitals of this Agreement.

“Public Offering Closing Date” has the meaning set forth in the Recitals of this Agreement.

“Purchase” has the meaning set forth in the Recitals of this Agreement.

“Purchase Price” means the monetary amount in immediately available funds equal to the product of the number of Purchased Units, multiplied by the Unit Price.

“Purchased Units” has the meaning set forth in the Recitals of this Agreement.

“Purchaser” has the meaning set forth in the Preamble of this Agreement.

“Purchaser Material Adverse Effect” has the meaning specified in Section 4.03.

“Purchaser Related Party” has the meaning specified in Section 6.01.

“Representatives” of any Person means the officers, directors, managers, employees, agents, counsel, accountants, investment bankers and other representatives of such Person.

“Seller” has the meaning set forth in the Preamble of this Agreement.

“Seller Material Adverse Effect” means any material and adverse effect on (a) the assets, liabilities, financial condition, business, operations or affairs of Seller and its Subsidiaries, taken as a whole; (b) the ability of Seller and its Subsidiaries, taken as a whole, to carry on their business as such business is conducted as of the date hereof or to meet their obligations under this Agreement on a timely basis; or (c) the ability of Seller to consummate the transactions under this Agreement; provided, however, that with respect to Section 2.04(b) and Section 7.09, a Seller Material Adverse Effect for the purposes of clause (a) or clause (b) shall not include any material and adverse effect on the foregoing to the extent such material and adverse effect results from, arises out of, or relates to (x) general economic or market conditions or changes in the general state of the industry in which Seller and its Subsidiaries operate, except to the extent that Seller and its Subsidiaries, taken as a whole, are adversely affected in a disproportionate manner as compared to other industry participants, and then only to such extent, (y) conditions caused by acts of terrorism or war (whether or not declared), except to the extent that Seller and its Subsidiaries, taken as a whole, are adversely affected in a disproportionate manner as compared to other industry participants, and then only to such extent, or (z) any mandatory change in accounting requirements or principles imposed upon Seller and its Subsidiaries or their respective businesses or any change in applicable Law, or the interpretation thereof.

“Seller Related Party” has the meaning specified in Section 6.02.

“Subsidiary” means, as to any Person, any corporation or other entity of which: (i) such Person or a Subsidiary of such Person is a general partner or manager; (ii) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (iii) any corporation or other entity as to which such Person consolidates for accounting purposes.  For the purposes of this Agreement, Purchaser and its Subsidiaries shall not be considered Subsidiaries of Seller.

“Underwriting Agreement” has the meaning set forth in the Recitals of this Agreement.

“Underwriters” has the meaning set forth in the Recitals of this Agreement.

“Unit Price” has the meaning specified in Section 2.01(b).

ARTICLE II
AGREEMENT TO SELL AND PURCHASE

Section 2.01  Sale and Purchase

(a)           Subject to the terms and conditions hereof, Purchaser hereby agrees to purchase from Seller and Seller hereby agrees to sell, assign, convey, transfer and deliver to Purchaser, free and clear of all Liens, the Purchased Units, and Purchaser agrees to pay to Seller the Unit Price for each such Purchased Unit as set forth in paragraph (b) below.

(b)           The amount per Purchased Unit Purchaser will pay to Seller to purchase the Purchased Units hereunder shall be $10.083 per Purchased Unit (the “Unit Price”). The Unit Price is equal to the per Common Unit public offering price (net of underwriting discount) of the Common Units in the Public Offering.

Section 2.02  Closing

(a)           Subject to the terms and conditions hereof and unless otherwise mutually agreed in writing between Purchaser and Seller, the consummation of the purchase and sale of the Purchased Units hereunder (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York at 9:00 AM on the Public Offering Closing Date concurrently with or promptly following the Public Offering Closing, or such other place and time mutually agreed upon and specified in writing by the parties (the “Closing Date”).

(b)           Payment for the Purchased Units shall be made by Purchaser to Seller promptly following the Public Offering Closing to the account designated by Seller in the wire transfer instructions set forth on Exhibit A against delivery of the Purchased Units; provided, however, if the timing of Purchaser’s receipt of proceeds from the Public Offering makes it impractical to make such payment to Seller on the Public Offering Closing Date, then Purchaser shall make such payment to Seller on the next Business Day following the Public Offering Closing Date.

Section 2.03  Mutual Conditions

The respective obligations of each party to consummate the purchase and issuance and sale of the Purchased Units shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived as to a particular party’s obligations by the other party on behalf of such party in writing, in whole or in part, to the extent permitted by applicable Law):

(a)           no Law shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Authority of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or makes the transactions contemplated hereby illegal;

(b)           there shall not be pending any suit, action or proceeding by any Governmental Authority seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement; and

(c)           the Public Offering Closing shall have occurred in accordance with the terms of the Underwriting Agreement and Purchaser shall have received aggregate net proceeds of at least $60,000,000 from the Public Offering, net of underwriting discount.

Section 2.04  Purchaser’s Conditions

The obligation of Purchaser to consummate the purchase of the Purchased Units shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Purchaser in writing, in whole or in part, to the extent permitted by applicable Law):

(a)           Seller shall have performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by Seller on or prior to the Closing Date;

(b)           The representations and warranties of Seller contained in this Agreement that are qualified by materiality or a Seller Material Adverse Effect shall be true and correct when made and as of the Closing Date and all other representations and warranties of Seller shall be true and correct in all material respects when made and as of the Closing Date, in each case as though made at and as of the Closing Date (except that representations made as of a specific date shall be required to be true and correct as of such date only); and

(c)           Seller shall have delivered, or caused to have been delivered, to Purchaser at the Closing Seller’s closing deliverables described in Section 2.06.

Section 2.05  Seller’s Conditions

The obligation of Seller to consummate the sale of the Purchased Units to Purchaser shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Seller in writing, in whole or in part, to the extent permitted by applicable Law):

(a)           Purchaser shall have performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by Purchaser on or prior to the Closing Date;

(b)           The representations and warranties of Purchaser contained in this Agreement that are qualified by materiality or Purchaser Material Adverse Effect shall be true and correct when made and as of the Closing Date and all other representations and warranties of Purchaser shall be true and correct in all material respects when made and as of the Closing Date (except that representations of Purchaser made as of a specific date shall be required to be true and correct as of such date only); and

(c)           Purchaser shall have delivered, or caused to have been delivered, to Seller at the Closing Purchaser’s closing deliverables described in Section 2.07.

Section 2.06  Seller’s Deliverables

At the Closing, or at such later time as provided by Section 2.02(b), subject to the terms and conditions hereof, Seller will deliver, or cause to be delivered, to Purchaser:

(a)           A certificate or certificates representing the Purchased Units or evidence that the Purchased Units have been transferred in book-entry form with the transfer agent, Computershare, in the name requested by Purchaser, and meeting the requirements of the Partnership Agreement, free and clear of any Liens;

(b)           A cross-receipt executed by Seller and delivered to Purchaser certifying that Seller has received the Purchase Price from Purchaser as of the Closing Date; and

(c)           A certificate, dated the Closing Date and signed by an appropriate officer of Seller, in his or her capacity as such, stating that:

(i)           Seller has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by Seller on or prior to the Closing Date; and

(ii)           The representations and warranties of Seller contained in this Agreement that are qualified by materiality or a Seller Material Adverse Effect are true and correct as of the Closing Date, and all other representations and warranties of Seller are true and correct in all material respects as of the Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct as of such date only).

(d)           Seller shall have delivered a properly completed W-8 to Purchaser.

Section 2.07  Purchaser’s Deliverables

At the Closing, or at such later time as provided by Section 2.02(b), subject to the terms and conditions hereof, Purchaser will deliver, or cause to be delivered, to Seller:

(a)           Payment of the Purchase Price by wire transfer of immediately available funds to the account designated by the transfer instructions set forth on Exhibit A against delivery of the Purchased Units;

(b)           A cross-receipt executed by Purchaser and delivered to Seller certifying that Purchaser has received its Purchased Units as of the Closing Date; and

(c)           A certificate, dated the Closing Date and signed by the Chief Executive Officer and the General Partner, in his capacity as such, stating that:

(i)           Purchaser has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by Purchaser on or prior to such Closing Date; and

(ii)           The representations and warranties of Purchaser contained in this Agreement that are qualified by materiality or Purchaser Material Adverse Effect are true and correct as of the Closing Date and all other representations and warranties of Purchaser are true and correct in all material respects as of the Closing Date (except that representations and warranties of Purchaser made as of a specific date shall be required to be true and correct as of such date only).

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser as follows:

Section 3.01  Existence

Seller is duly organized and validly existing and in good standing under the Laws of its jurisdiction of incorporation, with all necessary power and authority to own properties and to conduct its business as currently conducted.

Section 3.02  Authority, Enforceability

Seller has all necessary power and authority to sell and deliver the Purchased Units, in accordance with and upon the terms and conditions set forth in this Agreement. Seller has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by Seller of this Agreement have been duly authorized by all necessary action on the part of Seller, and this Agreement constitutes a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 3.03  Approvals

Except for approvals that have already been obtained, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by Seller of this Agreement, except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption from, or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

Section 3.04  No Conflicts

The execution, delivery and performance of this Agreement by Seller do not, and the consummation of the transactions contemplated hereby will not, (a) with respect to applicable securities Laws, assuming the accuracy of the representations and warranties of Purchaser contained herein and its compliance with the covenants contained herein, and with respect to other Laws, violate any provision of any Law or Permit having applicability to Seller or any of its Subsidiaries, or any of their respective properties, including the Purchased Units, (b) conflict with, result in or constitute a violation of the certificate of incorporation, bylaws or other relevant organizational documents of Seller, (c) require any consent, approval or notice under or result in a violation or breach of or constitute a breach or violation of, or a default (or an event that, with notice or lapse of time or both, would constitute such a default) under any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which Seller or any of its Subsidiaries is a party or by which any of them or any of their respective properties, including the Purchased Units, may be bound, or (d) result in or require the creation or imposition of any Lien upon any property or assets of any of Seller or any of its Subsidiaries, including the Purchased Units,; provided, in the cases of clauses (a), (c) and (d), that any such conflict, violation, default, breach, termination, cancellation, failure to receive consent, approval or notice, or acceleration with respect to the foregoing provisions of this Section 3.04 would not, individually or in the aggregate, reasonably be expected to result in a Seller Material Adverse Effect.

Section 3.05  Title

Upon consummation of the transactions contemplated by this Agreement in accordance with the terms hereof, at the Closing, Purchaser will have good title to the Purchased Units free and clear of any Liens, other than Liens as are created by Purchaser.

Section 3.06  Other Considerations

Seller (a) has the requisite knowledge, sophistication and experience in order to fairly evaluate a disposition of the Purchased Units, including the risks associated therewith, and (b) has adequate information and has made its own independent investigation and evaluation to the extent it deems necessary or appropriate concerning the business, properties, results of operations and financial condition of Purchaser and its Subsidiaries, taken as a whole, to make an informed decision regarding the sale of the Purchased Units pursuant to this Agreement. Seller acknowledges that: (i) Purchaser may be, and Seller is proceeding on the assumption that Purchaser is, in possession of material, non-public information concerning Purchaser and its Subsidiaries (the “Information”), which is not or may not be known to Seller and that Purchaser has not disclosed to Seller; (ii) Seller is voluntarily assuming all risks associated with the transactions contemplated hereby and expressly represents and warrants (x) other than the representations and warranties expressly made under this Agreement, Purchaser has not made, and Seller disclaims the existence of or its reliance on, any representation by Purchaser concerning it, the Purchased Units or the fairness of the Unit Price and (y) it is not relying on any disclosure or nondisclosure made or not made, or the completeness thereof, in connection with or arising out of the transactions contemplated hereby, and therefore has no claims against Purchaser with respect thereto; (iii) if any such claim may exist, Seller, recognizing its disclaimer of reliance and Purchaser’s reliance on such disclaimer as a condition to entering into this Agreement, covenants and agrees not to assert it against Purchaser or any of its officers, directors, stockholders, partners, representatives, agents or Affiliates; and (iv) Purchaser shall have no liability, and Seller waives and releases any such claim that it might have against Purchaser or its officers, directors, stockholders, partners, representatives, agents and Affiliates whether under applicable securities Law or otherwise, based on Purchaser’s knowledge, possession or nondisclosure to Seller of any Information.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

Section 4.01  Existence

Purchaser is duly organized and validly existing and in good standing under the Laws of its jurisdiction of formation, with all necessary power and authority to own properties and to conduct its business as currently conducted.

Section 4.02  Authorization, Enforceability

Purchaser has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, and the execution, delivery and performance by Purchaser of this Agreement have been duly authorized by all necessary action on the part of Purchaser, and this Agreement constitutes a valid and legally binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 4.03  Approvals

Except for approvals that have already been obtained, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by Purchaser of this Agreement, except where the failure to receive such authorization, consent, approval, waiver, license, qualification or written exemption from, or to make such filing, declaration, qualification or registration would not, individually or in the aggregate, reasonably be expected to prevent or materially impede or delay the ability of Purchaser to consummate the transactions contemplated by this Agreement (a “Purchaser Material Adverse Effect”).

Section 4.04  No Conflicts

The execution, delivery and performance of this Agreement by Purchaser do not, and the consummation of the transactions contemplated hereby will not, (a) with respect to applicable securities Laws, assuming the accuracy of the representations and warranties of Seller contained herein and its compliance with the covenants contained herein, and with respect to other Laws, violate any provision of any Law or Permit having applicability to Purchaser or any of its Subsidiaries, or any of their respective properties, or (b) conflict with, result in or constitute a violation of the Partnership Agreement; provided, in the case of clause (a), that any such violation would not be, individually or in the aggregate, reasonably be expected to result in a Purchaser Material Adverse Effect.

ARTICLE V
COVENANTS

Section 5.01  Taking of Necessary Action

Each of the parties hereto shall use its commercially reasonable efforts to promptly take or cause to be taken all action and to promptly do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by this Agreement.  Without limiting the foregoing, Seller and Purchaser each shall use its commercially reasonable efforts to make all filings and obtain all consents of Governmental Authorities that may be necessary or, in the reasonable opinion of the other party, as the case may be, advisable for the consummation of the transactions contemplated by this Agreement.  Prior to the Closing, except as expressly contemplated by this Agreement, Seller shall not transfer, dispose of or permit a Person to place Liens on the Purchased Units.

Section 5.02  Payment and Expenses

All costs and expenses incurred in connection with (i) the review of, negotiation of and preparation of comments to this Agreement and the documents ancillary hereto and (ii) the Closing, shall be paid by the party incurring such expense.

Section 5.03  Distributions

If the Closing occurs, Seller hereby (a) irrevocably waives any right or interest to any unpaid distributions on the Purchased Units and (b) agrees, if the transactions contemplated by this Agreement are consummated, to promptly reimburse the Purchaser for any such waived distributions that Seller may receive, either directly or indirectly through a Depository DTC participant or otherwise, on the Purchased Units after the date of this Agreement.

ARTICLE VI
INDEMNIFICATION

Section 6.01  Indemnification by Seller

Seller agrees to indemnify Purchaser and its Representatives (each a “Purchaser Related Party”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the default, violation or breach of any of the representations, warranties or covenants of Seller contained herein or in any certification contained in Seller’s certificate delivered pursuant to Section 2.06; provided, that such claim for indemnification relating to a breach of the representations or warranties is made prior to the expiration of such representations or warranties to the extent applicable; and provided, further, that with respect to third-party claims, neither Purchaser nor any Purchaser Related Party shall be entitled to recover special, consequential (including lost profits or diminution in value) or punitive damages under this Agreement other than in respect of damages asserted by third parties that are not Affiliates of Purchaser against Purchaser or any Purchaser Related Party for which Seller would otherwise be liable under this Agreement; and provided, further, that the liability of Seller under this Agreement shall not be greater in amount than the aggregate Purchase Price paid by Purchaser.

Section 6.02  Indemnification by Purchaser

Purchaser agrees to indemnify Seller and its Representatives (each a “Seller Related Party”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including, without limitation, the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the default, violation or breach of any of the representations, warranties or covenants of Purchaser contained herein or in any certification contained in Purchaser’s certificate delivered pursuant to Section 2.07; provided, that such claim for indemnification relating to a breach of the representations and warranties is made prior to the expiration of such representations and warranties to the extent applicable; and provided, further, that neither Seller nor any Seller Related Party shall be entitled to recover special, consequential (including lost profits or diminution in value) or punitive damages under this Agreement other than in respect of damages asserted by third parties that are not Affiliates of Seller against Seller or any other Seller Related Party for which Purchaser would otherwise be liable under this Agreement; and provided, further, that the liability of Purchaser under this Agreement shall not be greater in amount than the aggregate Purchase Price paid by Purchaser.

ARTICLE VII
MISCELLANEOUS

Section 7.01  Interpretation and Survival of Provisions

Article, Section and Exhibit references are to this Agreement, unless otherwise specified.  All references to instruments, documents, contracts and agreements are references to such instruments, documents, contracts and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified.  The word “including” shall mean “including but not limited to”.  Whenever any party has an obligation under this Agreement, the expense of complying with that obligation shall be an expense of such party unless otherwise specified.  Whenever any determination, consent or approval is to be made or given by Purchaser, such action shall be in Purchaser’s sole discretion unless otherwise specified in this Agreement.  If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect.  This Agreement has been reviewed and negotiated by sophisticated parties with the assistance of legal counsel and shall not be construed against the drafter.

Section 7.02  Survival of Provisions

                              The representations and warranties of Seller set forth in ARTICLE III and Purchaser set forth in ARTICLE IV, respectively, shall survive the execution and delivery of this Agreement for a period of twelve (12) months from the Closing Date.  The covenants made in this Agreement shall survive the Closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Purchased Units and payment therefor and repayment or repurchase thereof.

Section 7.03  No Waiver; Modifications in Writing

(a)           Delay.  No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)           Specific Waiver and Amendment.  Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of this Agreement shall be effective unless signed by each of the parties hereto.  Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement and any consent to any departure by Seller from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which made or given.  Except where notice is specifically required by this Agreement, no notice to or demand on Seller in any case shall entitle Seller to any other or further notice or demand in similar or other circumstances.

Section 7.04  Binding Effect; Assignment

(a)           Binding Effect.  This Agreement shall be binding upon Seller, Purchaser and their respective successors and permitted assigns.  Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

(b)           Assignment of Rights.  None of the rights or obligations of Purchaser or Seller under this Agreement may be transferred by such Party to any other Person without the consent of the other Party.  Any purported assignment in violation of the terms hereof is null and void.

Section 7.05  Communications

All notices and demands provided for hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, electronic mail, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

If to Purchaser:

c/o Capital Ship Management Corp.
3 Iassonos Street
Piraeous, Greece
Facsimile:  +30 210 4584 950
Attn:  Ioannis E. Lazaridis
E-mail:  i.lazaridis@capitalpplp.com

with a copy to the Chairman of the Conflicts Committee of Purchaser:

To the physical address, facsimile number or email address on record for the Chairman at Purchaser’s principal offices, at the address above.

If to Seller:

c/o Capital Ship Management Corp.
3 Iassonos Street
Piraeous, Greece
Facsimile:  +30 210 428 4285
Attn:  Nikolaos Syntychakis
E-mail:  nns@capitalship.gr

or to such other address as Seller or Purchaser may designate in writing.  All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; at the time of transmittal, if sent via electronic mail; upon actual receipt if sent by certified mail, return receipt requested, or regular mail, if mailed; when receipt is acknowledged, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 7.06  Entire Agreement

This Agreement and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.  There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or in the other agreements and documents referred to herein with respect to the rights granted by Seller or any of its Affiliates or Purchaser or any of its Affiliates set forth herein or therein.  This Agreement and the other agreements and documents referred to herein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 7.07  Governing Law

This Agreement will be construed in accordance with and governed by the laws of the State of New York.

Section 7.08  Execution in Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

Section 7.09  Termination

(a)           Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time at or prior to the Closing (i) by the written notice of Purchaser to Seller upon a Seller Material Adverse Effect or (ii) by the written notice of either party hereto (if the notifying party is not in default, violation or breach of any representations, warranties, covenants and agreements contained in this Agreement, taking into account any materiality, material adverse effect or other qualifying language, as applicable) upon a default, violation or breach by the other party hereto of any representation, warranty, covenant or agreement set forth in this Agreement and such default, violation or breach, together with all other defaults, violations or breaches of such party, would result in a failure to satisfy a condition of the notifying party’s obligation to consummate the transactions contemplated hereby that has not been cured, if curable, within a reasonable time after written notice thereof by the notifying party (and in any event no later than the Closing Date).

(b)           Notwithstanding anything herein to the contrary, this Agreement shall automatically terminate if, at any time at or prior to the Closing:

(i)           A statute, rule, order, decree or regulation shall have been enacted or promulgated, or if any action shall have been taken by any Governmental Authority of competent jurisdiction that permanently restrains, permanently precludes, permanently enjoins or otherwise permanently prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated by this Agreement illegal;

(ii)           The Public Offering Closing Date shall not have occurred on or before September 30, 2014; or

(iii)           The Underwriting Agreement is terminated in accordance with its terms.

(c)           In the event of the termination of this Agreement as provided in this Section 7.09, this Agreement shall forthwith become null and void.  In the event of such termination, there shall be no liability on the part of any party hereto, except as set forth in ARTICLE VI of this Agreement; provided, that nothing herein shall relieve any party from any liability or obligation with respect to any willful or intentional breach of this Agreement.

Section 7.10  Third Party Beneficiaries

Nothing contained in this Agreement, expressed or implied, is intended to confer any benefits, rights or remedies upon any person or entity other than Seller and Purchaser.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

CAPITAL MARITIME & TRADING CORP.

By:	/s/Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	CFO

Signature Page to Unit Purchase Agreement

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

CAPITAL PRODUCT PARTNERS L.P.

By:	/s/ Ioannis E. Lazaridis
	Name:	Ioannis E. Lazaridis
	Title:	Authorized Person

Signature Page to Unit Purchase Agreement

Exhibit A – Wire Transfer Instructions